EXHIBIT 99.2

Nexen Inc.

Management’s Discussion and Analysis

For the Three Months ended March 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

The following should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2011. The date of this discussion is April 26, 2011.

Unless otherwise noted, tabular amounts are in millions of Canadian dollars. The discussion and analysis of our oil and gas activities with respect to oil and gas volumes, reserves and related performance measures is presented on a working-interest, before-royalties basis. We measure our performance in this manner consistent with other Canadian oil and gas companies. Where appropriate, information on a net, after-royalties basis is also presented.

Investors should read the “Forward-Looking Statements” on page 21.

EXECUTIVE SUMMARY

	Three Months Ended March 31	Three Months Ended December 31	Three Months Ended March 31
(Cdn$ millions, except as indicated)	2011	2010	2010
Production before Royalties (mboe/d) [1]	232	246	252
Production after Royalties (mboe/d)	207	227	221

Cash Flow from Operations [2,3]	669	556	549
Net Income [2]	202	160	141

Earnings per Common Share, Basic [2] ($/share)	0.38	0.30	0.27
Earnings per Common Share, Diluted [2] ($/share)	0.38	0.30	0.26

Net Debt [4]	3,350	4,085	5,069

1  Production before royalties reflects our working interest before royalties. We have presented our working interest before royalties as we measure our performance on this basis consistent with other Canadian oil and gas companies. We report bitumen as production until we are consistently operating the upgrader and producing PSCTM .

2 Includes results of discontinued operations (see Note 15 of our Unaudited Condensed Consolidated Financial Statements).

3 Cash flow from operations is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 20.

4 Net debt is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 20.

Cash flow from operations increased 20% over the fourth quarter of 2010. Higher crude oil prices were the primary driver for the improvement in cash flow. Our production portfolio is heavily weighted to Brent crude oil pricing as approximately 80% of our crude oil sales are sold based on Brent prices. Brent averaged US$105/bbl in the first quarter, a premium of US$11/bbl over WTI, compared to a Brent average price of US$86/bbl in the prior quarter. First quarter financial results also benefited from our approach to hedging, which provides protection if prices decline below certain levels, but does not limit the upside potential when prices are high.

The positive impact of higher commodity prices was offset by an increase in the UK tax rate, which reduced cash flow by $66 million. First quarter net income was $202 million, 26% higher than the prior quarter. The UK tax rate increase reduced net income by $270 million due to a non-cash charge for deferred tax expense. This was offset by a $348 million pre-tax gain on the sale of Canexus.

Production averaged 232,000 boe/d during the quarter, compared to 246,000 boe/d during the fourth quarter of 2010. The decrease is due to lower production at Buzzard, which was impacted by unscheduled maintenance on the gas compressor cooling system and commissioning the fourth platform. Work to repair the cooling system is nearly complete. The fourth platform at Buzzard, which will process the sour gas stream and extend plateau rates, is expected to be fully commissioned in May.

The company’s growth strategy achieved an important milestone when the Board of Directors approved plans to proceed with the Golden Eagle project in the North Sea. Golden Eagle will be a two-platform standalone facility with production capacity of approximately 70,000 boe/d (approximately 25,500 boe/d net to Nexen). We are the operator of the project with a 36.5% working interest.

Investment during the quarter included progressing Usan towards first oil production in 2012 and exploration activities in the North Sea. At Horn River in northeast BC, we commenced drilling a shale gas nine-well pad. Drilling is progressing well and production is expected to be on stream in the fourth quarter. At Long Lake, plans to increase production were supported by installing an additional natural gas pipeline, commencing drilling on two additional well pads and advancing engineering work on various other initiatives.

During the quarter, the sale of our remaining interest in Canexus was completed for gross proceeds of $477 million. Additionally, approximately $800 million of long-term debt has been repurchased since year end. In March, US$312 million of debt related to the 2015 and 2017 notes was repurchased and cancelled, and in April, the US$500 million notes due in 2013 were redeemed. We incurred a loss of $90 million on the debt repurchases.

The divestment program over the past 18 months was successful in capturing value, narrowing our focus on our core growth strategies and increasing our financial capacity. The program contributed to a decrease in net debt from $5.7 billion to $3.3 billion (40%) over the past two years. We also reduced our refinancing obligations for the next seven years to $200 million by removing near-term debt maturities. Nexen retains access to liquidity of approximately $4 billion. This consists of approximately $1 billion of cash on hand and $3 billion of undrawn credit facilities.

CAPITAL INVESTMENT

Our strategy and capital programs are focused on growing value for our shareholders responsibly. To maximize value, we invest in:

•                          core assets for short-term production and free cash flow to fund capital programs and repay debt;

•                          development projects that convert our discoveries into new production and cash flow in the medium term; and

•                          appraisal, exploration and new growth projects for longer-term growth.

We invest in key focus areas including Athabasca oil sands, unconventional gas, and conventional offshore opportunities in the North Sea, deep-water Gulf of Mexico, and West Africa.

Details of our capital programs are set out below:

Three Months Ended March 31 2011
Conventional Oil & Gas
North Sea	100
West Africa	100
United States	15
Yemen	10
Other	24
249
Oil Sands
Long Lake, Kinosis and Other Insitu	129
Syncrude	19
148

Unconventional Gas	84

Total Oil and Gas	481
Corporate and Other	12
Total Capital	493

Nexen has numerous opportunities available with several projects in development, others to appraise and a large resource base that is expected to sustain growth well into the future. This growth strategy includes plans to add approximately 70,000 boe/d of new production over the next 18 to 24 months. Longer-term projects include Golden Eagle, Appomattox, Knotty Head, Owowo and Kinosis. During the quarter, these plans achieved the following key milestones:

Conventional Oil & Gas

Offshore West Africa

Progress on the development of the Usan field remains on track for first oil next year. The floating production, storage and offloading (FPSO) vessel fabrication is now 95% complete. The FPSO is expected to arrive in the field for installation this summer. At full capacity, the project is expected to produce 36,000 boe/d net to us. We have a 20% interest in Usan. Project joint venture partners are Total E&P Nigeria Limited (the operator), ExxonMobil and Chevron.

Gulf of Mexico

The US government has commenced issuing drilling permits and we remain confident our appraisal drilling plans for Appomattox (a joint venture with Shell, who is the operator) will be approved this year. We have a 20% working interest in the Appomattox and a 25% working interest in the nearby Vicksburg discoveries. On the exploration front, drilling the Kakuna and Angel Fire sub-salt prospects later this year is expected to begin once permits are received. We have successfully completed a farm-out of a partial interest in the Kakuna well on a promoted basis. Further farm-out negotiations continue.

UK North Sea

We are progressing two tieback projects at Telford and Blackbird, which are on track to deliver increased production this year. These projects, when combined with Rochelle which now has an approved field development plan, are expected to contribute approximately 10,000 to 20,000 boe/d net to us by the end of 2012. Longer term, we plan to proceed with further drilling north of Golden Eagle, complete an appraisal of the Polecat discovery and drill a number of exploration prospects.

During the quarter, the Board of Directors approved plans to proceed with the Golden Eagle project in the North Sea. Golden Eagle will be a two-platform standalone facility with production capacity of approximately 70,000 boe/d (approximately 25,500 boe/d net to us). We are the operators of the project with a 36.5% working interest.

Assuming partner and regulatory approval is granted, project sanction is expected in mid-2011. First oil is expected in late 2014. The total cost to develop Golden Eagle is expected to be US$3.3 billion, with our share at approximately US$1.2 billion. This investment continues to be attractive despite the decision of the UK government to increase the tax rate levied on oil and gas activities. The impact of the tax increase is mitigated for taxable entities, like Nexen, by reinvesting in the country.

Oil Sands

We continue to make progress on various initiatives to support the ramp-up of production and improve operational performance. Seven of the ten wells on pad 11 have completed initial steaming, and production commenced late in the first quarter of 2011. We recently completed the installation of additional natural gas pipeline capacity that is expected to be in service this summer, enabling more consistent steam generation independent of upgrader operations. We commenced drilling of the 18 wells on pads 12 and 13, and steaming and production are expected to begin next year. Work continues on the addition of two once-through steam generators that are expected to add 10% to 15% to the existing steam capacity, late 2012. Work also continues on a diluent recovery unit to allow for continued production of dilbit for sale when the upgrader is down.

One of the key learnings from Long Lake relates to our strategy around resource development. Our original strategy was to minimize capital investment by prioritizing the development of the resource closest to the upgrader rather than developing the highest quality areas in priority. We have focused on high-grading the resource development with pads 11 through 13, which are among the highest quality resource on the lease. We are assessing accelerating the development of additional pads on high-quality resource to grow bitumen volumes.

These initiatives increase the overall project cost by 10 to 15%. These incremental investments are highly economic. On a full-cycle basis, robust oil prices and high-quality upgraded crude should deliver strong cash flows and return on capital employed.

Work on the Kinosis project also continues. Extensive core hole analysis on this reservoir confirms this is a high-quality resource. We are committed to the development of our oil sands leases and plan to develop Kinosis in two smaller SAGD stages of about 40,000 bbls/d each, with upgrading available after ramp up.

Shale Gas

Horn River

We achieved significant progress on our shale gas strategy during the first quarter. Production from the eight-well pad continues to meet expectations. With our current nine-well pad, we continued our industry-leading execution, setting a record for the fastest well drilled successfully in the region - 14 days for a horizontal well over 4,500 metres. Production from the nine-well pad is expected on-stream in the fourth quarter. We plan to commence drilling an 18-well pad this summer and it is expected to come on-stream in the fourth quarter of 2012. Shale gas production is expected to increase by 60 to 120 mmcf/d (10,000 to 20,000 boe/d) over the next two years. We also continue to seek a joint venture partner to accelerate value realization for various portions of our shale gas acreage.

Poland

During the quarter, we entered into an agreement with Marathon Oil Corporation to jointly explore 10 concessions in Poland’s Paleozoic shale play. Under the terms of the agreement, we acquired a 40% working interest in the concessions, which encompass more than two million acres. Marathon plans to acquire 2D seismic during the first half of 2011, followed by the drilling of one or two wells in the fourth quarter of 2011 and potentially drilling seven to eight wells during 2012. Total capital expenditures to Nexen are estimated at about $100 million over the next two years. Marathon is the operator. The opportunity provides exposure to growing European gas demand where prices are significantly higher than in North America.

FINANCIAL RESULTS

Change in Net Income

2011 vs 2010
Net Income at March 31, 2010 [1]	141
Favorable (unfavorable) variances [2]:
Production Volumes, After Royalties
Crude Oil	(79)
Natural Gas	1
Changes in Crude Oil Inventory For Sale	17
Total Volume Variance	(61)

Realized Commodity Prices
Crude Oil	284
Natural Gas	(21)
Total Price Variance	263

Operating Expense	(18)

Depreciation, Depletion, Amortization and Impairment	(16)

Exploration Expense	(33)

Energy Marketing Revenue, Net	62

General and Administrative Expense	16

Finance Costs	15

Net Gain on Dispositions	258

Income Taxes	(414)

Other	(11)
Net Income at March 31, 2011 [1]	202

1 Includes results of discontinued operations (see Note 15 of our Unaudited Condensed Consolidated Financial Statements).

2 All amounts are presented before provision for income taxes.

Significant variances in net income are explained further in the following sections.

OIL & GAS

Production

	Three Months Ended March 31
	2011		2010
	Before Royalties [1]	After Royalties	Before Royalties [1]	After Royalties
Crude Oil and Liquids (mbbls/d)
United Kingdom	97.1	97.0	105.6	105.6
Yemen	38.2	20.6	42.8	23.1
Oil Sands — Syncrude	23.2	22.2	19.5	17.8
Oil Sands — Long Lake Bitumen	16.6	15.7	12.1	11.3
United States	9.2	8.2	9.8	8.9
Canada [2]	—	—	14.2	11.0
Other Countries	1.8	1.7	2.3	2.1
	186.1	165.4	206.3	179.8
Natural Gas (mmcf/d)
United Kingdom	34	34	40	40
United States	103	89	101	88
Canada [2]	136	128	133	121
	273	251	274	249

Total Production (mboe/d)	232	207	252	221

1 We have presented production volumes before royalties as we measure our performance on this basis consistent with other Canadian oil and gas companies.

2 Includes the following production from discontinued operations. See Note 15 of our Unaudited Condensed Consolidated Financial Statements.

	Three Months Ended March 31
	2011	2010
Before Royalties
Crude Oil and NGLs (mbbls/d)	—	14.2
Natural Gas (mmcf/d)	—	12
After Royalties
Crude Oil and NGLs (mbbls/d)	—	11.0
Natural Gas (mmcf/d)	—	10

Lower volumes reduced net income for the quarter by $61 million

Production before and after royalties decreased compared to the first quarter last year by 8% and 6%, respectively. Unplanned maintenance activities in the UK, the sale of our Canadian heavy oil properties in July 2010 and natural field declines in Yemen contributed to the decrease. Compared to the fourth quarter of 2010, production before and after royalties decreased 6% and 9%, respectively, as unscheduled maintenance in the UK reduced production.

The following table summarizes our production volume changes since last quarter:

(mboe/d)	Before Royalties	After Royalties
Production, fourth quarter 2010	246	227
Production changes:
United Kingdom	(12)	(12)
Yemen	(2)	(2)
Oil Sands — Long Lake Bitumen	(2)	(2)
United States	—	(6)
Canada	1	1
Oil Sands — Syncrude	1	1
Production, first quarter 2011	232	207

Production volumes discussed in this section represent before-royalties volumes, net to our working interest.

UNITED KINGDOM

Production volumes in the UK North Sea averaged 102,800 boe/d in the quarter, down 8% from the same period last year and 10% below the fourth quarter.

Production at Buzzard averaged 71,000 boe/d for the quarter, down 16% from the same period last year and 13% from the previous quarter. Buzzard production was lower during the first quarter for unscheduled maintenance on the gas compressor cooling system and to commission the fourth platform. Work to repair the cooling system is nearly complete. Commissioning activities for the fourth platform continued during the quarter and reduced production at Buzzard. The fourth platform, which will process the sour gas stream and extend plateau rates, is expected to be fully commissioned in May.

Ettrick production decreased 22% from the previous quarter as maintenance on the high-pressure gas compression system temporarily reduced production. Production has returned to normal rates as the issues have been resolved. Production at Ettrick has tripled since the first quarter of 2010, when the facilities were ramping up following start up of the field.

Scott/Telford production averaged 15,300 boe/d, 26% higher than the fourth quarter when repairs on the gas export system limited production. These repairs were completed in January and production returned to normal rates. Production from our non-operated fields at Duart and Farragon averaged 1,100 boe/d in the quarter.

YEMEN

Yemen production averaged 38,200 boe/d, 11% lower than the same period last year and 5% lower than the previous quarter. Production declines are consistent with expectations as the fields mature. During the quarter, a development well was brought on stream at Block 51 and four additional development wells on the block are planned for the remainder of the year. At Masila, we are concentrating on maximizing reserve recoveries and economic returns as we approach the scheduled end of the contract term.

In Yemen, civil unrest in the country has not impacted operations, production or shipments. Safety and security continues to be the primary focus and contingency plans are in place in the event of a disruption. Contract extension negotiations for the Masila block have not progressed during this period.

OIL SANDS — SYNCRUDE

Our share of Syncrude production increased 19% from the first quarter of 2010. Production a year ago was reduced as a result of a turnaround of the LC finer. Compared to the fourth quarter, production increased 2%. A turnaround of Coker 8-2 is scheduled for the third quarter of 2011, which is expected to temporarily reduce production rates.

OIL SANDS — LONG LAKE

Production at Long Lake during the first quarter averaged 25,500 bbls/d gross (16,600 bbls/d net to us), down 2,600 bbls/d from the fourth quarter of 2010. Production was impacted by scheduled maintenance of a hot lime softening unit and work on several well pad facilities done concurrently to reduce future production impact. We continue to work through high water saturation zones and expect to see production increases through increased steam injection, well optimization and the ramp up of the new pad 11 wells. The upgrader performed well during the period with an on-stream factor of 93% and premium synthetic crude (PSC) yield of 74%, up from 90% and 67%, respectively, from the fourth quarter of 2010. During April, we completed maintenance on a second hot lime softener and a cogeneration unit. A third hot lime softener and the other cogeneration unit are scheduled to undergo maintenance in August. This maintenance temporarily impacts production and increases operating costs.

UNITED STATES

Production in US Gulf of Mexico was consistent with both the prior quarter and the same period last year, averaging 26,300 boe/d. Longhorn produced well and averaged 9,400 boe/d for the quarter, 7% higher than the prior quarter and 6% higher that the first quarter of 2010.

Elsewhere in the Gulf, successful maintenance, workovers and recompletions resulted in less downtime and higher production at MC 72, Wrigley and Vermillion compared to the previous quarter. This was offset by lower production at Gunnison where gas production declined due to unscheduled compressor maintenance in the quarter.

While the drilling moratorium was lifted in 2010, we have not yet received regulatory approval to commence drilling exploration and appraisal wells in the US Gulf of Mexico. We are working with US government agencies to receive the necessary approvals to resume drilling. We expect these will be received later this year.

CANADA

Production in Canada increased 5% from the previous quarter to average 22,700 boe/d. The increase is primarily due to new production from the shale gas eight-well pad at Horn River brought on stream in the fourth quarter. Shale gas production averaged 6,400 boe/d during the quarter. This was 5,000 boe/d higher than the same period last year.

CBM production was comparable to prior periods at 7,200 boe/d. Natural gas production from the Medicine Hat and Balzac fields fell 8% from last quarter due to natural declines and averaged 9,200 boe/d.

Production in Canada decreased 38% from the same period last year when volumes included 16,200 boe/d of heavy oil production. These properties were sold in the third quarter of 2010.

OTHER COUNTRIES

Our share of production from the Guando field in Colombia decreased 22% from the same period last year and 5% from the previous quarter, primarily due to natural field declines.

Commodity Prices

	Three Months Ended March 31
	2011	2010
Crude Oil
Dated Brent (Brent) (US$/bbl)	104.97	76.23
West Texas Intermediate (WTI) (US$/bbl)	94.10	78.71

Benchmark Differentials [1] (US$/bbl)
Heavy Oil	(24.10)	(9.25)
Mars	7.35	(2.97)
Masila	9.93	(1.62)

Realized Prices from Producing Assets (Cdn$/bbl)
United Kingdom	99.97	77.25
Yemen	101.57	80.39
Oil Sands — Syncrude	94.60	83.55
Oil Sands — Long Lake	89.82	81.04
United States	91.39	79.12
Canada	—	65.26
Other Countries	93.52	78.88

Corporate Average (Cdn$/bbl)	98.37	78.00

Natural Gas
New York Mercantile Exchange (NYMEX) (US$/mmbtu)	4.20	5.04
AECO (Cdn$/mcf)	3.58	5.08

Realized Prices from Producing Assets (Cdn$/mcf)
United Kingdom	7.29	4.81
United States	4.36	6.00
Canada	3.65	5.02

Corporate Average (Cdn$/mcf)	4.51	5.37

Nexen’s Average Realized Oil and Gas Price (Cdn$/boe)	85.98	70.16

Average Foreign Exchange Rate — Canadian to US Dollar	1.0145	0.9615

1 These differentials are a premium / (discount) to WTI.

Higher commodity prices increased quarterly net income $263 million

Crude oil prices continued to strengthen throughout the quarter with Brent increasing 21% and WTI increasing 10%. Compared to the first quarter of 2010, Brent and WTI increased 38% and 20%, respectively. The strengthening Canadian dollar mitigated some of the impact of the higher prices. Our average crude oil realized price for the quarter was $98.37/bbl, 16% higher than the fourth quarter and 26% higher than the first quarter last year.

Natural gas prices improved with NYMEX averaging US$4.20/mmbtu and AECO averaging $3.58/mcf, approximately 6% higher than the fourth quarter last year. This increased our realized natural gas price by 8% to $4.51/mcf. Compared to the same period last year, our realized gas price decreased 16% as NYMEX and AECO fell 17% and 30%, respectively.

The Canadian dollar strengthened against the US dollar compared to the first quarter of 2010. This reduced net sales by approximately $87 million as our realized crude oil and natural gas prices were $5.42/bbl and $0.25/mcf lower, respectively. The weaker US dollar, however, lowers our US-dollar denominated costs and debt when translated to Canadian dollars.

CRUDE OIL REFERENCE PRICES

Brent traded 38% higher than the first quarter of 2010 and was trading consistently above US$110/bbl during March based mainly on supply disruptions and uncertainty due to unrest in the Middle East and North Africa (MENA) region, and strong economic fundamentals from global economic recovery.

Emerging markets continue to deliver strong economic growth. Developed economies (OECD countries) are not responding as fast as the developing economies as they deal with high unemployment, financial restructuring, deleveraging and large fiscal deficits. However, OECD recovery appears to be underway. Equity markets and commodity prices have gone back to pre-recession levels, energy companies have restored capital spending and capital markets are again open for debt and equity financing. This is despite inflation fears, Japan’s nuclear crisis and unrest in the MENA region. The key risk to the growth outlook is high commodity prices and the speed of Japan’s recovery. Countries more dependent on energy imports will have a greater impact on commodity prices than those with significant domestic production of energy. Central banks in emerging economies will likely continue to tighten monetary policy to try to control inflation.

Demand for oil and gas is expected to be led by the emerging economies as a result of the economic growth and expanding middle class. Supply fundamentals also support a strong crude oil price. Overall, global scarce oil supply pushed crude oil prices over $120/bbl in early April. Future supply will be needed from both non-OPEC and OPEC sources to meet expected demand growth.

CRUDE OIL DIFFERENTIALS

The Brent/WTI differential averaged a premium of US$10.87/bbl for the quarter versus a discount of US$2.48/bbl for the first quarter of 2010. The increase in the US rig count, new pipeline imports from Canada and a fall in crude demand from US refiners have contributed to an oversupply of WTI in the market and a discount to the more international-based Brent price.

The Masila price strengthened relative to WTI with a premium of US$9.93/bbl as it continues to follow the upward movement in the Brent price and continued strong demand from Asian countries.

Mars, of which most of our Gulf of Mexico crude oil is priced, is a medium sour crude that is priced to compete with comparable international import alternatives by Gulf coast refiners. It has historically traded at a discount to WTI, similar to Brent but it does not compete directly with WTI as there is limited pipeline capacity to move crude from Cushing to the Gulf refineries. Since it is not competing with Cushing supply, it competes with waterborne crudes, which are based on Brent prices.

NATURAL GAS REFERENCE PRICES

NYMEX natural gas prices traded steady around US$4.00/mmbtu in the first quarter as fundamentals and technical influences supported prices. There is an increasing market perception that medium-term gas supply balances will tighten, partially driven by higher oil prices and brighter demand prospects linked to nuclear worries. Also, industrial gas demand is expected to increase at the expense of coal.

North American gas supply and demand balances were greatly impacted by weather in the first quarter. In both US and Canada, the 2010/2011 winter was colder than normal and gas-weighted heating degree days surpassed the 30-year normal benchmark. North American gas production during the quarter was hampered by colder weather that resulted in significant shut-ins. Despite lower prices, US gas production increased from last year, driven mainly by rig efficiency and well productivity gains.

Within North America, shale gas is continuing to reshape natural gas markets and it is expected to account for 32% of US production this year, thereby limiting the need for LNG imports. LNG import facilities are underutilized and a number of them are applying for export licenses to capture the value gap between North American natural gas prices and the oil-linked prices in European and Asian markets.

Operating Expenses 1

	Three Months Ended March 31
	2011		2010
(Cdn$/boe)	Before Royalties [2]	After Royalties	Before Royalties [2]	After Royalties
Conventional Oil and Gas	10.12	11.37	8.96	10.37
Oil Sands — Syncrude	36.11	37.82	35.84	39.17
Oil Sands — Long Lake [3]	89.43	94.23	154.00	162.58
Average Oil and Gas	17.32	19.23	14.93	17.16

1 Includes results of discontinued operations (see Note 15 of our Unaudited Condensed Consolidated Financial Statements).

2 Operating expenses per boe are our total oil and gas operating costs divided by our working interest production before royalties. We use production before royalties to monitor our performance consistent with other Canadian oil and gas companies.

3  Excludes activities related to third-party bitumen purchased, processed and sold.

Higher operating expenses reduced net income by $18 million

Operating costs increased $18 million or 5% from the same period last year. This was primarily due to changes in our product mix, with temporarily lower production from low-cost Buzzard and increasing production at Long Lake. The change in production mix increased our corporate average by $5.02/boe. Buzzard per unit operating costs are lower than our corporate average, while Long Lake operating costs per barrel are currently higher than our corporate average as the operating costs are mainly fixed. At Long Lake, as production increased over last year, per unit operating costs decreased 42% and reduced our corporate average by $3.68/boe. As production continues to increase, we expect operating costs per barrel at Long Lake to decrease to approximately $25 to $30/bbl.

In the UK North Sea, higher operating costs at Buzzard as a result of downtime for commissioning and maintenance increased our corporate average by $0.47/boe. Elsewhere in the UK North Sea, additional repair and maintenance costs were incurred at Ettrick and Scott. This resulted in higher operating costs and increased our corporate average by $0.85/boe.

In Yemen, the impact of reduced production volumes was only partially offset by lower operating costs from reduced workovers and maintenance, increasing our corporate average cost by $0.39/boe.

In the US Gulf of Mexico, surface maintenance and workover costs, combined with lower production volumes, increased our corporate average by $0.33/boe. In Canada, the sale of our heavy oil properties reduced operating costs by $23 million from the same period last year, reducing our corporate average by $0.16/boe.

The stronger Canadian dollar reduced our corporate average by $0.88/boe as operating costs of our international and US assets are denominated in US dollars.

Depreciation, Depletion, Amortization and Impairment (DD&A) 1

	Three Months Ended March 31
	2011		2010
(Cdn$/boe)	Before Royalties [2]	After Royalties	Before Royalties [2]	After Royalties
Conventional Oil and Gas	18.32	20.58	15.55	18.00
Oil Sands — Syncrude	7.46	7.82	7.12	7.79
Oil Sands — Long Lake	19.49	20.47	20.69	21.57
Average Oil and Gas	17.28	19.19	15.07	17.30

1       Includes results of discontinued operations (see Note 15 of our Unaudited Condensed Consolidated Financial Statements).

2              DD&A per boe is our DD&A for oil and gas operations divided by our working interest production before royalties. We use production before royalties to monitor our performance consistent with other Canadian oil and gas companies.

Higher oil and gas DD&A decreased net income $16 million for the quarter

DD&A costs increased $2.21/boe from the same period last year primarily as a result of higher depletion rates in Canada and the UK. Changes in our production mix which increased our corporate average by $0.59/boe.

In the UK, depletion rates at our Scott/Telford field increased with upward revisions to our retirement cost estimates in the third quarter of 2010. These higher depletion rates increased our corporate average by $1.31/boe. Elsewhere in the UK, additional reserves at Buzzard due to successful drilling in 2010 reduced our corporate average by $0.18/boe.

In the US Gulf of Mexico, asset impairments in 2010 reduced the carrying value of our assets, lowering the depletion rate. This reduced our corporate average depletion rate by $0.22/boe.

Canada increased our corporate average DD&A rate by $1.49/boe, despite a decrease in our DD&A expense of $13 million due to the disposition of our heavy oil properties. This increase was driven by higher DD&A rates at our Balzac gas plant, which is being depleted in advance of the shut down planned for the second quarter of 2011.

At Long Lake, our depletion rate decreased with the addition of reserves at the end of 2010, reducing our corporate average by $0.07/boe.

The stronger Canadian dollar reduced our corporate average by $0.69/boe as depletion of our international and US assets is denominated in US dollars.

Exploration Expense

	Three Months Ended March 31
	2011	2010
Seismic	13	12
Unsuccessful Drilling	24	41
Other	89	40
Total Exploration Expense	126	93

Higher exploration expense reduced net income for the quarter by $33 million

We continue to explore in our core basins in the Gulf of Mexico, the North Sea, offshore West Africa and Canada. During the quarter, exploration costs increased from the first quarter of 2010. Other exploration costs were $49 million higher, including increases in support costs, lease rental expenses and unutilized drilling rig costs in the Gulf of Mexico.

During the first quarter, we incurred costs of $24 million to drill the Ronaldo well in the Norwegian North Sea. Despite encountering hydrocarbons, results confirmed high water saturation and the costs were expensed. During the first quarter of 2010, we drilled two unsuccessful wells in the North Sea. The Brand well in Norway and the Deacon well in the UK failed to encounter hydrocarbons and we expensed drilling costs of $25 million and $14 million, respectively.

ENERGY MARKETING

Higher contribution from Energy Marketing increased net income by $62 million

In the third quarter of 2010, we substantially completed the re-alignment of our energy marketing business to primarily focus on marketing proprietary crude oil production from North America, the North Sea and Yemen. The higher contribution in 2011 relative to the same period last year was generated by improved results from our crude oil marketing business as a result of capturing gains on changing crude oil differentials, contango curve structure and blending of products. In the first quarter of 2010, the North American natural gas marketing group incurred losses due to declining natural gas prices and narrowing transportation spreads. In the third quarter of 2010, substantially all of our natural gas marketing business was sold.

CORPORATE EXPENSES

General and Administrative (G&A) 1

	Three Months Ended March 31
	2011	2010
General and Administrative Expense before Stock-Based Compensation	75	118
Stock-Based Compensation [2]	32	5
Total General and Administrative Expense	107	123

1 Includes results of discontinued operations (see Note 15 of our Unaudited Condensed Consolidated Financial Statements).

2 Includes cash and non-cash expenses related to our tandem option and stock appreciation rights plans.

Lower G&A costs increased net income by $16 million

G&A expenditures before stock-based compensation decreased 36% from the first quarter of 2010. This decrease was primarily attributable to lower employee costs as a result of our 2010 asset dispositions and marketing business re-alignment.

These decreases were partially offset by higher stock-based compensation expenses of $27 million. Fluctuations in our share price create volatility in net income as we account for stock-based compensation using the fair-value method. During the quarter, our share price increased 6% increasing our stock-based compensation liability. Cash payments made in connection with our stock-based compensation programs during the three month period ended March 31, 2011 were $5 million (2010 - $3 million).

Finance Costs

	Three Months Ended March 31
	2011	2010
Long-Term Debt Interest Expense	86	94
Accretion Expense Related to ARO	11	11
Other Interest Expense	7	4
Less: Capitalized Borrowing Costs	(28)	(18)
Total Finance Costs [1]	76	91

Effective Interest Rate	6.5%	5.2%

1 Includes results of discontinued operations (see Note 15 of our Unaudited Condensed Consolidated Financial Statements).

Lower finance costs increased net income by $15 million

Lower interest costs and higher capitalized interest reduced finance costs by 16% compared to the same period last year. Interest costs were lower as our term credit facilities were undrawn for the quarter and our chemicals operations and the associated debt were sold in February 2011.

Capitalized interest on our Usan project, offshore West Africa, increased $9 million compared to the first quarter of 2010 as we near completion of the development. Elsewhere, interest was capitalized for the fourth platform at Buzzard and future phases of Long Lake.

Income Taxes 1

	Three Months Ended March 31
	2011	2010
Current	424	259
Deferred	176	(73)
Total Provision for Income Taxes	600	186

1 Includes results of discontinued operations (see Note 15 of our Unaudited Condensed Consolidated Financial Statements).

Higher taxes reduced net income $414 million

In late March, the UK government substantively enacted an increase of 12% in the supplementary tax rate on North Sea oil and gas activities, which increased the UK statutory oil and gas income tax rate to 62%. This rate change increased our current tax expense by $66 million in the first quarter and increased deferred income tax liabilities, resulting in a one-time non-cash charge of $270 million to deferred tax expense.

The UK government also announced their intention to introduce legislation in 2012 to restrict relief for decommissioning expenses to the original 50% tax rate. If this further change is enacted, an additional non-cash charge to deferred tax expense of approximately $50 to $60 million will be required.

Stronger commodity prices compared to the same period last year also contributed an increase to our tax expense for the period. Our income tax provision includes current taxes in the United Kingdom, Yemen, Norway, Colombia and the United States.

Other

	Three Months Ended March 31
	2011	2010
Gain on Sale of Disposition of Canexus	348	—
Loss on Debt Redemption and Repurchase	(90)	—

In February 2011, we completed the sale of our 62.7% investment in Canexus for gross proceeds of approximately $477 million. A gain of $348 million was realized in the first quarter.

During the quarter, we repurchased and cancelled US$312 million of principal from the 2015 and 2017 notes. We paid $346 million to repurchase and cancel the notes and recorded a $39 million loss as the difference between amortized cost and the redemption price. We also notified holders of the US$500 million of notes due in 2013 of early redemption in April 2011. At March 31, 2011, we recorded a $51 million loss as the difference between amortized cost and the expected redemption price.

LIQUIDITY AND CAPITAL RESOURCES

Capital Structure

	March 31	December 31
	2011	2010
Net Debt [1]
Bank Debt	—	—
Public Senior Notes	4,291	4,647
Total Senior Debt	4,291	4,647
Subordinated Debt	433	443
Total Debt	4,724	5,090
Less: Cash and Cash Equivalents	(1,374)	(1,005)
Total Net Debt	3,350	4,085

Equity at Book Value	7,954	7,814

1 Includes all of our borrowings and is calculated as long-term debt and short-term borrowings less cash and cash equivalents.

Net Debt

Our net debt levels are directly related to our operating cash flows and capital expenditure activities. Changes in net debt are related to:

Capital Investment	(493)
Cash Flow from Operations [1,2]	669
Excess Cash Flow Generated	176

Proceeds on Disposition of Assets	462
Dividends on Common Shares	(26)
Issue of Common Shares	23
Foreign Exchange Translation of US-dollar Debt and Cash	91
Other	9
Decrease in Net Debt	735

1 Includes results of discontinued operations (see Note 15 of our Unaudited Condensed Consolidated Financial Statements).

2 Cash flow from operations is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 20.

The divestment program over the past 18 months was successful in capturing value, narrowing our focus on our core growth strategies and increasing our financial capacity. The program contributed to a decrease in net debt from $5.7 billion to $3.3 billion (40%) over the past two years. We also reduced our refinancing obligations for the next seven years to $200 million by removing near-term debt maturities.

Net debt decreased $735 million from the end of 2010 as a result of the proceeds from the disposition of Canexus and generating excess cash flow (cash flow from operations less capital expenditures). During the quarter, we repurchased and cancelled US$312 million of long-term debt using existing cash on hand. In April, US$500 million of long-term debt was redeemed using cash on hand. The stronger Canadian dollar reduced our US-dollar denominated debt when translated into Canadian dollars.

Operating cash flows in the oil and gas industry can be volatile as short-term commodity prices are driven by existing supply and demand fundamentals and market volatility. We periodically invest through the lows of the commodity market to create future growth and value for our shareholders for the long-term. Changes in our non-cash working capital can vary between quarters as our working capital fluctuates depending on timing of settlement of outstanding positions, the movement in commodity prices and inventory cycles.

Change in Working Capital

	March 31 2011	December 31 2010	Increase/ (Decrease)
Cash and Cash Equivalents	1,374	1,005	369
Restricted Cash	36	40	(4)
Accounts Receivable	2,145	1,789	356
Net Current Derivative Contracts	(48)	(19)	(29)
Inventories and Supplies	502	550	(48)
Accounts Payable and Accrued Liabilities	(2,946)	(2,459)	(487)
Current Portion of Long-term Debt	(534)	—	(534)
Other	32	33	(1)
Net Working Capital	561	939

Net working capital decreased primarily as we used cash to repay US$312 million of long-term debt during the quarter and reclassified the long-term debt that was repaid in April. This was funded by cash flow in excess of capital expenditures and proceeds from the sale of Canexus.

Our non-cash working capital balances increased primarily as a result of higher realized crude oil prices and increased activity in Canada and the North Sea. Current tax payable also increased during the quarter as a consequence of higher tax rates and stronger commodity prices in the UK.

Outlook for Remainder of 2011

We expect to meet our production guidance of 230,000 to 270,000 boe/d. Achieving the upper end of the range is now a lower probability due to first quarter production at Buzzard and Long Lake. We expect production to increase in the second half of the year with higher volumes from improved Buzzard uptime, Telford and Blackbird tie-ins, shale gas nine-well pad start up, and Long Lake pad 11 ramp-up. We are evaluating the planned three week turnaround at Buzzard currently scheduled for September to see if it can be deferred or the duration of the outage reduced.

Our future liquidity and ability to fully fund capital requirements generally depend upon operating cash flows, existing working capital, unused committed credit facilities and our ability to access debt and equity markets. Given the long cycle time of most of our development projects and volatile commodity prices, it is not unusual in any year for capital expenditures to exceed our cash flow. Changes in commodity prices, particularly crude oil as it represents approximately 80% of our current production, can impact our operating cash flows. We use short-term contracts to sell the majority of our oil and gas production, exposing us to short-term price movements. A US$1/bbl change in crude oil prices above US$50/bbl is projected to increase or decrease our cash flow from operating activities, after cash taxes, by approximately $26 million for the remainder of the year. Our exposure to a $0.01 change in the US to Canadian dollar exchange rate is projected to increase or decrease our cash flow by approximately $23 million for the remainder of 2011. While commodity prices can fluctuate significantly in the short term, we believe that over the longer term, commodity prices will continue to remain strong as a result of continued growth in world demand and delays or shortages in supply growth. We believe that our existing liquidity, balance sheet capacity and capital investment flexibility provide us with the ability to fund our ongoing obligations during periods of lower commodity prices.

During the quarter, we generated cash flow from operations that exceeded our capital investment. Our capital investment was concentrated on: i) exploration activities in the North Sea; ii) developing our Usan project offshore Nigeria; iii) progressing our northeast British Columbia shale gas play; and iv) advancing our oil sands to fill the upgrader and initial engineering of the Kinosis development.

At March 31, 2011, our available liquidity is $4.4 billion. This consists of approximately $1.4 billion cash on hand and committed unsecured term credit facilities of $3 billion, which are available until 2014. Our term credit facilities supported $394 million of outstanding letters of credit at the end of the quarter. We also have $464 million of uncommitted, unsecured credit facilities, none of which was drawn and $52 million is being used to support outstanding letters of credit. The average weighted length-to-maturity of our public debt is approximately 21 years.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND GUARANTEES

We have assumed various contractual obligations and commitments in the normal course of our operations and financing activities. We included these obligations and commitments in our 2010 annual MD&A. There have been no other significant developments since year end.

CONTINGENCIES

There are a number of lawsuits and claims pending, the ultimate result of which cannot be ascertained at this time. We record costs as they are incurred or become determinable. We believe the resolution of these matters would not have a material adverse effect on our liquidity, consolidated financial position or results of operations. These matters are described in Legal Proceedings and Regulatory Actions in our 2010 Annual Information Form. There have been no significant developments since year-end.

NEW ACCOUNTING PRONOUNCEMENTS

IFRS Pronouncements

As part of our transition to IFRS, we adopted IFRS accounting standards in effect on January 1, 2011. The impact of adopting IFRS on shareholders’ equity, cash flows, net income and comprehensive income is disclosed in Note 18 of the Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2011. Our 2010 comparative financial information has been restated to be in accordance with our IFRS accounting policies as described in Note 2 of the Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2011. We determined that the majority of our existing Canadian GAAP oil and gas accounting policies were appropriate under IFRS. Detailed analysis identified differences, the most significant of which are detailed in Note 18 Transition to IFRS in our Unaudited Condensed Financial Statements.

The following standards and interpretations have not been adopted as they apply to future periods. They may result in changes to our existing accounting policies and other note disclosures. We do not expect the impact of such changes to be material to the Unaudited Condensed Consolidated Financial Statements:

•                  IFRS 9 Financial Instruments - in November 2009, the International Accounting Standards Board (IASB) issued IFRS 9 to address classification and measurement of financial assets. In October 2010, the IASB revised the standard to include financial liabilities. The standard is required to be adopted for periods beginning January 1, 2013. Portions of the standard remain in development and the full impact of the standard will not be known until the project is complete.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the adoption of IFRS, we established additional internal controls over financial reporting, as necessary, to review and validate the conversion to IFRS and relevant transitional activities including restatement of comparative financial information for 2010 and related disclosures.  There were no other significant changes in internal controls over financial reporting during the three months ended March 31, 2011 that have materially affected, or are reasonably likely to materially effect, our internal controls over financial reporting.

EQUITY SECURITY REPURCHASES

During the quarter, we made no purchases of our equity securities.

SUMMARY OF QUARTERLY RESULTS

	Canadian GAAP [1]			IFRS [1]
	2009			2010				2011
(Cdn$ millions, except per share amounts)	Jun	Sep	Dec	Mar	Jun	Sep	Dec	Mar

Net Sales from Continuing Operations	1,029	919	1,375	1,319	1,294	1,298	1,500	1,595

Net Income (Loss) from Continuing Operations before Income Taxes is Comprised of:
Oil and Gas	286	250	447	490	609	410	435	677
Corporate and Other [2,3]	(298)	(48)	(61)	(202)	(135)	(388)	(90)	(228)
	(12)	202	386	288	474	22	345	449
Net Income (Loss) from Continuing Operations	14	102	249	111	238	(54)	161	(100)
Net Income	20	122	259	141	245	581	160	202

Earnings (Loss) Per Common Share from Continuing Operations ($/share)
Basic	0.03	0.20	0.48	0.21	0.45	(0.10)	0.30	(0.19)
Diluted	0.00	0.17	0.47	0.20	0.42	(0.10)	0.30	(0.19)

Earnings Per Common Share ($/share)
Basic	0.04	0.23	0.50	0.27	0.47	1.11	0.30	0.38
Diluted	0.01	0.21	0.49	0.26	0.43	1.10	0.30	0.38

Dividends Declared ($/share)	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050

Common Share Price ($/share)
Toronto Stock Exchange — High	28.54	25.94	27.31	25.91	26.91	22.33	23.00	27.11
Toronto Stock Exchange — Low	20.65	20.70	22.26	22.38	20.92	18.33	20.57	21.57
New York Stock Exchange — High (US$)	26.25	24.43	26.05	24.98	26.92	21.54	23.01	27.94
New York Stock Exchange — Low (US$)	16.33	18.68	20.66	21.06	19.66	17.20	20.12	21.71

1 Prior to 2011, our financial statements were prepared in accordance with Canadian GAAP. In the first quarter of 2011, the company adopted IFRS with an effective date as at January 1, 2010 and restated the 2010 financial results to be in accordance with IFRS. Further details regarding our transition to IFRS are included in Note 18 of the Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2011.

2 The third quarter of 2010 includes asset disposition losses of $259 million and the fourth quarter includes asset disposition gains of $121 million related to our energy marketing business re-alignment.

3 The first quarter of 2011 includes asset disposition gains of $348 million for Canexus (See Note 15 of our Unaudited Condensed Consolidated Financial Statements).

NON-GAAP MEASURES

Cash Flow from Operations

Cash flow from operations is a non-GAAP measure defined as cash flow from operating activities before changes in non-cash working capital and other, and excludes items of a non-recurring nature. We evaluate our financial performance and that of our business segments primarily on cash flow from operations. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment and repay debt. Cash flow from operations is unlikely to be comparable with the calculation of similar measures for other companies.

	Three Months Ended March 31
(Cdn$ millions)	2011	2010
Cash Flow from Operating Activities	730	802
Changes in Non-Cash Working Capital Including Income Taxes and Interest Payable	(66)	(256)
Other	13	13
Impact of Annual Crude Oil Put Options	(8)	(10)
Cash Flow from Operations	669	549

Net Debt

Net debt is a non-GAAP measure defined as long-term debt and short-term borrowings less cash and cash equivalents. We use net debt as a key indicator of our leverage and to monitor the strength of our balance sheet. Net debt is directly tied to our operating cash flows and capital investment. Net debt is unlikely to be comparable with the calculation of similar measures for other companies.

	As at March 31
(Cdn$ millions)	2011	2010
Bank Debt	—	1,770
Public Senior Notes	4,291	4,843
Total Senior Debt	4,291	6,613
Subordinated Debt	433	453
Total Debt	4,724	7,066
Less: Cash and Cash Equivalents	(1,374)	(1,997)
Total Net Debt	3,350	5,069

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to normal market risks inherent in the oil and gas and energy marketing business, including commodity price risk, foreign-currency exchange rate risk, interest rate risk and credit risk. We recognize these risks and manage our operations to minimize our exposures to the extent practical.

Credit Risk

Most of our credit exposures are with counterparties in the energy industry, including integrated oil companies, crude oil refiners and utilities and are subject to normal industry credit risk.

At March 31, 2011:

•                       approximately 94% of our credit exposures were investment grade;

•                       approximately 81% of our credit exposures were with a diverse group of integrated oil companies,  crude oil refiners and commodity marketers; and

•                       only two counterparties individually made up more than 10% of our credit exposure. These counterparties are major integrated oil companies with strong investment grade credit ratings.

Further information presented on market risks can be found in our 2010 annual MD&A and have not materially changed since December 31, 2010.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words, and include statements relating to or associated with individual wells, regions or projects. Any statements regarding the following are forward-looking statements:

•                  future crude oil or natural gas prices;

•                  future production levels;

•                  future royalties and tax levels;

•                  future capital expenditures, their timing and their allocation to exploration and development activities;

•                  future earnings;

•                  future asset acquisitions or dispositions;

•                  future sources of funding for our capital program;

•                  future debt levels;

•                  availability of committed credit facilities;

•                  possible commerciality of our projects;

•                  development plans or capacity expansions;

•                  the expectation that we have the ability to substantially grow production at our oil sands facilities through controlled expansions;

•                  the expectation of achieving the production design rates from our oil sands facilities;

•                  the expectation that our oil sands production facilities continue to develop better and more sustainable practices;

•                  the expectation of cheaper and more technologically advanced operations;

•                  the expected design size of our facilities;

•                  the expected timing and associated production impact of facilities turnarounds and maintenance;

•                 the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably;

•                  future ability to execute dispositions of assets or businesses;

•                  future sources of liquidity, cash flows and their uses;

•                  future drilling of new wells;

•                  ultimate recoverability of current and long-term assets;

•                  ultimate recoverability of reserves or resources;

•                  expected finding and development costs;

•                  expected operating costs;

•                  future cost recovery oil revenues from our Yemen operations;

•                  the expectation of negotiating of an extension to certain of our production sharing agreements;

•                 the expectation of our ability to comply with the new safety and environmental rules enacted in the US at a minimal incremental cost, and of receiving necessary drilling permits for our US offshore operations;

•                  estimates on a per share basis;

•                  future foreign currency exchange rates;

•                  future expenditures and future allowances relating to environmental matters and our ability to comply with them;

•                  dates by which certain areas will be developed, will come on-stream or reach expected operating capacity; and

•                  changes in any of the foregoing.

Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.

All the forward–looking statement in this MD&A are qualified by the assumptions that are stated or inherent in such forward–looking statements. Although we believe that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward–looking statements and the reader should not place an undue reliance on these assumptions and such forward–looking statements. The key assumptions that have been made in connection with the forward–looking statements include the following:

•                  that we will conduct our operations and achieve results of operations as anticipated;

•                  that our development plans will achieve the expected results;

•                  the general continuance of current or, where applicable, assumed industry conditions;

•                  the continuation of assumed tax, royalty and regulatory regimes;

•                  the accuracy of the estimates of our reserve volumes;

•                  commodity price and cost assumptions;

•                  the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; and

•                  the extent of our liabilities.

We believe the material factors, expectations and assumptions reflected in the forward–looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others:

•                  market prices for oil and gas products;

•                  our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets;

•                  ultimate effectiveness of design or design modification to facilities;

•                  the results of exploration and development drilling and related activities;

•                  the cumulative impact of oil sands development on the environment;

•                  the impact of technology on operations and processes and how new complex technology may not perform as expected;

•                  the availability of pipeline and global refining capacity;

•                  risks inherent to the operations of any large, complex refinery units, especially the integration between production operations and an upgrader facility;

•                  availability of third-party bitumen for use in our oil sands production facilities;

•                  labour and material shortages;

•                 risk related to accidents, blowouts and spills in connection with our offshore exploration, development and production activities, particularly our deepwater activities;

•                  direct and indirect risk related to the imposition of moratoriums, suspensions or cancellations of our offshore exploration, development and production operations, particular our deepwater activities;

•                  the impact of severe weather on our offshore exploration, development and production activities, particularly our deepwater activities;

•                  the effectiveness and reliability of our technology in harsh and unpredictable environments;

•                  risks related to the actions and financial circumstances of our agents and contractors, counterparties and joint venture partners;

•                  volatility in energy trading markets;

•                  foreign-currency exchange rates;

•                  economic conditions in the countries and regions in which we carry on business;

•                  governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations including without limitation, those related to our offshore exploration, development and production activities;

•                  renegotiations of contracts;

•                  results of litigation, arbitration or regulatory proceedings;

•                  political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states; and

•                  other factors, many of which are beyond our control.

These risks, uncertainties and other factors and their possible impact are discussed more fully in the sections titled Risk Factors in our 2010 Annual Information Form and Quantitative and Qualitative Disclosures About Market Risk in our 2010 annual MD&A. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward–looking statements contained herein, which are made as of the date hereof and, except as required by law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Included herein is information that may be considered financial outlook and/or future–oriented financial information (FOFI). Its purpose is to indicate the potential results of our intentions and may not be appropriate for other purposes. The forward-looking statements contained herein are expressly qualified by this cautionary statement.